Exhibit (e.2)

Amended Exhibit A

to the

Distribution Agreement

Fund Names

Effective Date

Frontier Netols Small Cap Value Fund	August 1, 2008

Frontier Phocas Small Cap Value Fund	October 8, 2010

Frontier Timpani Small Cap Growth Fund	March 23, 2011

Frontier RobecoSAM Global Equity Fund	June 1, 2011

Frontier MFG Global Equity Fund	December 28, 2011

Frontier MFG Core Infrastructure Fund	December 28, 2011

Frontier MFG Global Plus Fund	March 23, 2015